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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

October 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Composite Portfolios, L.L.C. FEIN 13-4152438
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,626,113
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,626,113
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,626,113
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,074,829
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,074,829
11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 3,074,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person (See Instructions) OO

1 The 3,074,829 Common Shares set forth above include (a) 3,049,829 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,626,113
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,626,113
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,626,113
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 9,721,738
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,732,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,732,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) IN, PN

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 9,721,738
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,732,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,732,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2007 (the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 2,237,955 additional Common Shares owned by Composite since July 27, 2007,Composite expended approximately $66,136,698.09 (excluding commissions) of its working capital.  In acquiring 75,029 additional Common Shares owned by Valence since July 27, 2007, Valence expended approximately $2,094,486.19 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In order to retain its flexibility to increase its holdings of Common Shares, D. E. Shaw Composite International Fund (the controlling entity of Composite for purposes of premerger notification to the Federal Trade Commission and the Department of Justice) filed a Notification and Report Form for Certain Mergers and Acquisitions (FTC Form C4) with the Federal Trade Commission under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) on August 14, 2007, and requested early termination of the waiting period pursuant to the HSR Act.  On September 13, 2007, the HSR Act waiting period expired.  As a result of the expiration of the waiting period under the HSR Act, the Reporting Persons are permitted under the HSR Act to purchase additional Common Shares such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million) in total market value of Common Shares at the time of any such purchase.

Item 5.	Interest in Securities of the Issuer
Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2007, there were 134,033,440 Common Shares issued and outstanding as of August 3, 2007.  The 6,626,113 beneficially owned by Composite (the “Composite Shares”) represent approximately 4.9% of the Common Shares issued and outstanding. The 3,074,829 beneficially owned by Valence (the “Valence Shares”) represent approximately 2.3% of the Common Shares issued and outstanding.[2]  As of October 11, 2007, Synoptic does not hold a long position in the Common Shares.  The 6,626,113 Common Shares beneficially owned by DESCO LLC represent approximately 4.9% of the Common Shares issued and outstanding.  The 9,732,018Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 7.3% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Composite Shares, (ii) the Valence Shares, and (iii) 31,076 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Composite has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Composite Shares. Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 20,796 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 10,280 of the DESIM Shares.  Composite disclaims beneficial ownership of the Common Shares beneficially owned by Valence and DESIM LLC; Valence disclaims beneficial ownership of the Common Shares beneficially owned by Composite and DESIM LLC; Synoptic disclaims beneficial ownership of the Common Shares beneficially owned by Composite, Valence, and DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Composite and Valence.

DESCO LP, as managing member and investment adviser of Valence, investment adviser of Composite, and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 20,796 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 10,280 of the DESIM Shares.  DESCO LLC, as Composite’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 20,796 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 10,280 of the DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, the investment adviser of Composite, and the managing member of DESIM, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Composite, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of), 20,796 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 10,280 of the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days through October 11, 2007, which were all brokered transactions, are set forth below:

2The 3,074,829 Common Shares set forth above include (a) 3,049,829 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Numbers of Shares Purchased/ (sold)	Price per Share
DESIM LLC	8/14/2007	(200)	$31.46
DESIM LLC	8/14/2007	(300)	$31.54
DESIM LLC	8/14/2007	(800)	$31.59
DESIM LLC	8/14/2007	(200)	$31.61
DESIM LLC	8/14/2007	(600)	$31.64
Valence	8/14/2007	(200)	$31.47
Valence	8/14/2007	(300)	$31.48
Valence	8/14/2007	(200)	$31.50
Valence	8/14/2007	(300)	$31.55
Valence	8/14/2007	(900)	$31.57
Valence	8/14/2007	(100)	$31.58
Valence	8/14/2007	(600)	$31.59
Valence	8/14/2007	(1960)	$31.60
Valence	8/14/2007	(200)	$31.61
Valence	8/14/2007	(500)	$31.62
Valence	8/14/2007	(1260)	$31.64
Valence	8/14/2007	(1700)	$31.65
Valence	8/14/2007	(200)	$31.66
Valence	8/14/2007	(600)	$31.69
Valence	8/15/2007	(1100)	$31.21
Valence	8/15/2007	(800)	$31.27
Valence	8/15/2007	(400)	$31.30
Valence	8/15/2007	(500)	$31.31
Valence	8/15/2007	(1455)	$31.32
Valence	8/15/2007	(500)	$31.33
Valence	8/15/2007	(632)	$31.34
Valence	8/15/2007	(600)	$31.36
Valence	8/15/2007	(800)	$31.37
Valence	8/15/2007	(200)	$31.44
Valence	8/15/2007	(200)	$31.68
Composite	9/14/2007	100000	$31.63
DESIM LLC	9/14/2007	(400)	$31.40
DESIM LLC	9/14/2007	(200)	$31.42
DESIM LLC	9/14/2007	(500)	$31.45
DESIM LLC	9/14/2007	(200)	$31.47
DESIM LLC	9/14/2007	(500)	$31.49
DESIM LLC	9/14/2007	(669)	$31.51
DESIM LLC	9/14/2007	(200)	$31.54
DESIM LLC	9/14/2007	(1600)	$31.55
DESIM LLC	9/14/2007	(700)	$31.56
DESIM LLC	9/14/2007	(1600)	$31.57
DESIM LLC	9/14/2007	(800)	$31.60
DESIM LLC	9/14/2007	(200)	$31.62
DESIM LLC	9/14/2007	(400)	$31.64
DESIM LLC	9/14/2007	(300)	$31.65
DESIM LLC	9/14/2007	(34)	$31.66
DESIM LLC	9/14/2007	(500)	$31.69
DESIM LLC	9/14/2007	(500)	$31.74
Composite	9/17/2007	100000	$30.93
Composite	9/17/2007	100000	$30.98
DESIM LLC	9/17/2007	(200)	$30.73
DESIM LLC	9/17/2007	(300)	$30.75
DESIM LLC	9/17/2007	(200)	$30.77
DESIM LLC	9/17/2007	(100)	$30.78
DESIM LLC	9/17/2007	(105)	$30.79
DESIM LLC	9/17/2007	(200)	$30.82
DESIM LLC	9/17/2007	(41)	$30.83
DESIM LLC	9/17/2007	(200)	$30.86
DESIM LLC	9/17/2007	(100)	$30.87
DESIM LLC	9/17/2007	(400)	$30.88
DESIM LLC	9/17/2007	(300)	$30.89
DESIM LLC	9/17/2007	(900)	$30.90
DESIM LLC	9/17/2007	(1000)	$30.91
DESIM LLC	9/17/2007	(400)	$30.92
DESIM LLC	9/17/2007	(300)	$30.93
DESIM LLC	9/17/2007	(500)	$30.94
DESIM LLC	9/17/2007	(300)	$30.95
DESIM LLC	9/17/2007	(400)	$30.96
DESIM LLC	9/17/2007	(900)	$30.97
DESIM LLC	9/17/2007	(1300)	$30.98
DESIM LLC	9/17/2007	(500)	$30.99
DESIM LLC	9/17/2007	(400)	$31.00
DESIM LLC	9/17/2007	(500)	$31.01
DESIM LLC	9/17/2007	(100)	$31.15
DESIM LLC	9/17/2007	(300)	$31.29
Synoptic	9/17/2007	62	$30.79
Synoptic	9/17/2007	104	$30.81
Valence	9/17/2007	2800	$30.80
Composite	9/18/2007	50503	$30.99
DESIM LLC	9/18/2007	(300)	$30.93
DESIM LLC	9/18/2007	(300)	$30.94
DESIM LLC	9/18/2007	(300)	$30.96
DESIM LLC	9/18/2007	(300)	$30.97
DESIM LLC	9/18/2007	(300)	$30.98
DESIM LLC	9/18/2007	(100)	$30.99
DESIM LLC	9/18/2007	(1300)	$31.00
DESIM LLC	9/18/2007	(200)	$31.01
DESIM LLC	9/18/2007	(100)	$31.10
DESIM LLC	9/18/2007	(200)	$31.17
DESIM LLC	9/18/2007	(200)	$31.26
DESIM LLC	9/18/2007	(200)	$31.28
DESIM LLC	9/18/2007	(200)	$31.34
DESIM LLC	9/18/2007	(100)	$31.39
DESIM LLC	9/18/2007	(300)	$31.42
Synoptic	9/18/2007	258	$31.34
Composite	9/19/2007	49500	$31.22
DESIM LLC	9/19/2007	(200)	$31.06
DESIM LLC	9/19/2007	(200)	$31.10
DESIM LLC	9/19/2007	(300)	$31.15
DESIM LLC	9/19/2007	(200)	$31.19
DESIM LLC	9/19/2007	(100)	$31.24
DESIM LLC	9/19/2007	(1500)	$31.26
DESIM LLC	9/19/2007	(600)	$31.27
DESIM LLC	9/19/2007	(300)	$31.28
DESIM LLC	9/19/2007	(400)	$31.29
DESIM LLC	9/19/2007	(200)	$31.41
DESIM LLC	9/19/2007	(300)	$31.44
DESIM LLC	9/19/2007	(300)	$31.48
DESIM LLC	9/19/2007	(100)	$31.49
DESIM LLC	9/19/2007	(200)	$31.54
Synoptic	9/19/2007	271	$31.26
Composite	9/20/2007	93500	$30.97
Composite	9/20/2007	6500	$31.21
DESIM LLC	9/20/2007	(1300)	$30.80
DESIM LLC	9/20/2007	(900)	$30.81
DESIM LLC	9/20/2007	(200)	$30.85
DESIM LLC	9/20/2007	(300)	$30.87
Synoptic	9/20/2007	(87)	$30.81
Synoptic	9/20/2007	100	$30.91
Composite	9/21/2007	59100	$30.74
Composite	9/21/2007	40900	$30.99
DESIM LLC	9/21/2007	(200)	$30.68
DESIM LLC	9/21/2007	(980)	$30.69
DESIM LLC	9/21/2007	(500)	$30.70
Synoptic	9/21/2007	47	$30.73
Synoptic	9/21/2007	(226)	$30.94
Composite	9/24/2007	10900	$30.98
DESIM LLC	9/24/2007	(300)	$31.10
DESIM LLC	9/24/2007	(100)	$31.12
DESIM LLC	9/24/2007	(100)	$31.13
DESIM LLC	9/24/2007	(200)	$31.14
DESIM LLC	9/24/2007	(300)	$31.15
DESIM LLC	9/24/2007	(400)	$31.18
DESIM LLC	9/24/2007	(503)	$31.19
DESIM LLC	9/24/2007	(700)	$31.22
DESIM LLC	9/24/2007	(1100)	$31.23
DESIM LLC	9/24/2007	(941)	$31.24
DESIM LLC	9/24/2007	(500)	$31.25
DESIM LLC	9/24/2007	(359)	$31.27
DESIM LLC	9/24/2007	(700)	$31.28
DESIM LLC	9/24/2007	(400)	$31.29
DESIM LLC	9/24/2007	(400)	$31.30
DESIM LLC	9/24/2007	(400)	$31.31
DESIM LLC	9/24/2007	(401)	$31.33
DESIM LLC	9/24/2007	(100)	$31.34
DESIM LLC	9/24/2007	(699)	$31.34
Synoptic	9/24/2007	200	$31.06
DESIM LLC	9/25/2007	(400)	$30.95
DESIM LLC	9/25/2007	(300)	$30.97
DESIM LLC	9/25/2007	(300)	$31.00
DESIM LLC	9/25/2007	(400)	$31.01
Synoptic	9/25/2007	(400)	$31.35
DESIM LLC	9/26/2007	(700)	$31.39
Synoptic	9/26/2007	(200)	$30.99
Composite	9/28/2007	60000	$30.89
Valence	9/28/2007	(377)	$31.01
Composite	10/1/2007	150000	$30.38
DESIM LLC	10/1/2007	(400)	$30.22
DESIM LLC	10/1/2007	(400)	$30.27
DESIM LLC	10/1/2007	(1700)	$30.29
DESIM LLC	10/1/2007	(4700)	$30.30
DESIM LLC	10/1/2007	(3900)	$30.31
DESIM LLC	10/1/2007	(2500)	$30.32
DESIM LLC	10/1/2007	(300)	$30.33
DESIM LLC	10/1/2007	(900)	$30.34
DESIM LLC	10/1/2007	(2300)	$30.35
DESIM LLC	10/1/2007	(500)	$30.36
DESIM LLC	10/1/2007	(1000)	$30.37
DESIM LLC	10/1/2007	(1200)	$30.38
DESIM LLC	10/1/2007	(516)	$30.39
DESIM LLC	10/1/2007	(1100)	$30.40
DESIM LLC	10/1/2007	(400)	$30.41
DESIM LLC	10/1/2007	(700)	$30.42
DESIM LLC	10/1/2007	(600)	$30.43
DESIM LLC	10/1/2007	(800)	$30.44
DESIM LLC	10/1/2007	(600)	$30.45
DESIM LLC	10/1/2007	(800)	$30.46
DESIM LLC	10/1/2007	(400)	$30.48
DESIM LLC	10/1/2007	(900)	$30.49
DESIM LLC	10/1/2007	(1700)	$30.50
DESIM LLC	10/1/2007	(500)	$30.51
DESIM LLC	10/1/2007	(500)	$30.52
DESIM LLC	10/1/2007	(400)	$30.53
DESIM LLC	10/1/2007	(1400)	$30.54
DESIM LLC	10/1/2007	(300)	$30.57
DESIM LLC	10/1/2007	(700)	$30.58
DESIM LLC	10/1/2007	(1200)	$30.65
DESIM LLC	10/1/2007	(200)	$30.66
DESIM LLC	10/1/2007	(500)	$30.67
DESIM LLC	10/1/2007	(400)	$30.68
Synoptic	10/1/2007	300	$30.37
Synoptic	10/1/2007	100	$30.45
Synoptic	10/1/2007	100	$30.48
Valence	10/1/2007	3500	$30.30
Valence	10/1/2007	700	$35.00
Composite	10/2/2007	100000	$30.45
DESIM LLC	10/2/2007	(200)	$30.29
DESIM LLC	10/2/2007	(800)	$30.30
DESIM LLC	10/2/2007	(400)	$30.32
DESIM LLC	10/2/2007	(100)	$30.33
DESIM LLC	10/2/2007	(1200)	$30.34
DESIM LLC	10/2/2007	(1100)	$30.35
DESIM LLC	10/2/2007	(400)	$30.36
DESIM LLC	10/2/2007	(200)	$30.47
DESIM LLC	10/2/2007	(400)	$30.52
Synoptic	10/2/2007	100	$30.53
Valence	10/2/2007	11300	$30.35
Valence	10/2/2007	2500	$35.00
Composite	10/3/2007	30952	$30.43
Composite	10/4/2007	50000	$28.85
Composite	10/4/2007	200000	$29.06
Composite	10/4/2007	200000	$29.66
DESIM LLC	10/4/2007	(200)	$28.74
DESIM LLC	10/4/2007	(400)	$28.95
DESIM LLC	10/4/2007	(400)	$28.97
DESIM LLC	10/4/2007	(1400)	$28.98
DESIM LLC	10/4/2007	(4300)	$28.99
DESIM LLC	10/4/2007	(3630)	$29.00
DESIM LLC	10/4/2007	(304)	$29.01
DESIM LLC	10/4/2007	(2200)	$29.02
DESIM LLC	10/4/2007	(1500)	$29.03
DESIM LLC	10/4/2007	(1370)	$29.04
Synoptic	10/4/2007	272	$28.64
Synoptic	10/4/2007	(7)	$28.92
Synoptic	10/4/2007	25	$28.98
Synoptic	10/4/2007	(1000)	$29.00
Synoptic	10/4/2007	1293	$29.01
Synoptic	10/4/2007	(1500)	$29.16
Synoptic	10/4/2007	(1500)	$29.22
Synoptic	10/4/2007	(300)	$29.23
Synoptic	10/4/2007	(1500)	$29.44
Synoptic	10/4/2007	(500)	$29.48
Synoptic	10/4/2007	1004	$29.70
Synoptic	10/4/2007	586	$29.73
Synoptic	10/4/2007	1500	$29.80
Synoptic	10/4/2007	1000	$29.81
Synoptic	10/4/2007	(1500)	$29.90
Synoptic	10/4/2007	100	$30.08
Valence	10/4/2007	(5300)	$28.93
Valence	10/4/2007	(5200)	$28.96
Valence	10/4/2007	(5200)	$28.98
Valence	10/4/2007	(5000)	$29.01
Valence	10/4/2007	(5693)	$29.75
Valence	10/4/2007	2500	$35.00
Composite	10/5/2007	50000	$28.97
Composite	10/5/2007	200000	$29.04
Synoptic	10/5/2007	1000	$29.05
Synoptic	10/5/2007	97	$29.36
Synoptic	10/5/2007	900	$29.39
Valence	10/5/2007	(3600)	$28.91
Valence	10/5/2007	(10000)	$29.38
Composite	10/8/2007	100000	$28.25
Composite	10/8/2007	100000	$28.38
Composite	10/9/2007	100000	$27.67
Composite	10/9/2007	100000	$27.83
DESIM LLC	10/9/2007	(300)	$27.61
Synoptic	10/9/2007	(100)	$27.62
Synoptic	10/9/2007	(900)	$27.65
Synoptic	10/9/2007	50	$27.66
Synoptic	10/9/2007	200	$27.71
Synoptic	10/9/2007	300	$27.72
Synoptic	10/9/2007	695	$27.73
Synoptic	10/9/2007	500	$27.74
Synoptic	10/9/2007	(100)	$27.75
Synoptic	10/9/2007	100	$27.79
Synoptic	10/9/2007	100	$27.83
Valence	10/9/2007	400	$35.00
Composite	10/10/2007	50000	$27.42
Composite	10/10/2007	100000	$27.27
Synoptic	10/10/2007	(1,000)	$27.70
Synoptic	10/10/2007	(300)	$27.34
Synoptic	10/10/2007	(413)	$27.03
Synoptic	10/10/2007	(300)	$26.97
Synoptic	10/10/2007	(100)	$27.20
Synoptic	10/10/2007	(100)	$27.38
Synoptic	10/10/2007	789	$27.64
Synoptic	10/10/2007	300	$27.78
Synoptic	10/10/2007	227	$27.69
Synoptic	10/10/2007	600	$27.31
Composite	10/11/2007	36100	$27.71
DESIM LLC	10/11/2007	(700)	$27.79
DESIM LLC	10/11/2007	(700)	$27.81
Synoptic	10/11/2007	(2000)	$27.86
Synoptic	10/11/2007	(400)	$27.78
Synoptic	10/11/2007	(2000)	$27.80
Synoptic	10/11/2007	(800)	$27.99
Synoptic	10/11/2007	200	$28.00
Synoptic	10/11/2007	300	$27.97
Synoptic	10/11/2007	100	$27.87
Synoptic	10/11/2007	100	$27.89
Synoptic	10/11/2007	100	$27.92
Synoptic	10/11/2007	3	$27.81
Synoptic	10/11/2007	100	$27.94
Synoptic	10/11/2007	19	$27.74
Synoptic	10/11/2007	400	$27.46
Valence	10/11/2007	38006	$28.00
Valence	10/11/2007	30100	$27.81
Valence	10/11/2007	100000	$27.91
Valence	10/11/2007	10000	$27.80

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer within the last 60 days through October 11, 2007, which were all brokered transactions, are set forth below.

Entity	Date	Security Description	Action	Notional number of shares	Price per Contract
Valence	9/27/2007	$30 April 2008 put	Sale	(2100)	$2.05
Valence	9/28/2007	$30 April 2008 call	Sale	(3000)	$1.80
Valence	9/28/2007	$30 April 2008 call	Sale	(2000)	$3.90
Valence	10/1/2007	$35 October 2007 put	Expiry	700	0
Valence	10/2/2007	$35 October 2007 put	Expiry	2500	0
Valence	10/4/2007	$35 October 2007 put	Expiry	2500	0
Valence	10/9/2007	$35 October 2007 put	Expiry	400	0

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of October 11, 2007, Valence maintains an open short position on 55 option contracts based upon the value of the Common Shares.  In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence has long economic exposure to 5,500 Common Shares through such contracts.  Valence maintains an open short position on 50 call option contracts and an open long position on 10 put option contracts, and therefore has short economic exposure to 6,000 Common Shares through such contracts.  Valence also maintains an open short position of 7,400 Common Shares.  These contracts and arrangements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced with any person with respect to any securities of the Issuer.

As of October 11, 2007, Synoptic maintains an open short position of 3,178 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Persons, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of October 11, 2007.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons dated October 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 12, 2007

D. E. SHAW COMPOSITE PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW VALENCE PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.P., as Managing Member

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C. By: D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

D. E. SHAW & CO., L.P.

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Managing Director

DAVID E. SHAW

By:	/s/Eric Wepsic
Name: Eric Wepsic
Title: Attorney-in-Fact for David E. Shaw